 Exhibit 99.1

Mountain Province Diamonds Announces Results of Special Meeting of Shareholders, with Shareholders Voting to Approve Previously Announced Refinancing Transaction

TSX and OTC: MPVD

TORONTO and NEW YORK, Dec. 12, 2022 /CNW/ - Mountain Province Diamonds Inc. ("Mountain Province" or the "Company") (TSX: MPVD) (OTC: MPVD) is pleased to announce that at its special meeting of shareholders held on December 12, 2022 (the "Special Meeting") 99.3% of the votes held by disinterested shareholders were cast in favour the previously announced refinancing transaction involving the issuance of approximately US$195.0 million aggregate principal amount of new senior secured second lien loan notes (the "New  Loan  Notes")  to  refinance  US$189,150,000 of the Company's existing 8.000% Senior Secured Second Lien Notes due 2022 (the "Existing Notes").

At the Special Meeting, the Company's disinterested shareholders approved the issuance of the New Loan Notes in an aggregate principal amount of $195,000,000, including to certain entities ultimately beneficially owned by Mr. Dermot Desmond (the "Related Investor"), which would be used to refinance $189,150,000 of the Existing Notes (the "Transaction") with the remaining portion of the Existing Notes being repaid with cash on hand.

Full results of the motion put before shareholders can be seen in the table below (excluding any votes cast by "interested parties" as defined in Multilateral Instrument 61-101 – Protection of Minority Security holders in Special Transactions ("MI 61-101")).

MOTION	NUMBER OF SHARES					% OF VOTES CAST
	FOR	AGAINST	WITHHELD/ ABSTAIN	RESTRICTED	NON- VOTE	FOR	AGAINST	WITHHELD / ABSTAIN
Entry into refinancing transaction	32,761,233	212,750	0	75,402,269	0	99.35%	0.65%	0.00%

The Company expects to complete the Transaction on December 14, 2022.

Mark Wall, the Company's President and Chief Executive Officer, commented:

"This refinancing package is a very positive result for the Company and for shareholders.  To refinance in today's market with a solution that involves no share dilution of existing shareholders, and with a 9% coupon for US$195 million in debt addresses the refinancing requirement cloud that has faced the Company for the last year.  Achieving an Original Issue Discount (OID) of 97%, against the previous notes 97.992% OID is also a very good result for the Company. The diamond market is relatively strong which places the Company in a position to be able to further reduce debt during 2023 while also pursuing exciting growth opportunities in the Hearne discovery and Kennady North project.  As a Company, Mountain Province has approximately $292 million in sales in the first nine months of 2022, with an adjusted EBITDA of approximately $154 million in that nine months, against a current market capitalization of some $105 million.  Now that the refinancing cloud has been lifted the company can work to have the value of the business reflected in the Company's share price."

A special committee of independent directors of Mountain Province, (the "Special Committee"), after giving due consideration to the best interests of the Company, current market conditions and the impact of entering into the Transaction on shareholders and the Company's other stakeholders, unanimously concluded that the Transaction is in the best interests of the Company and that the terms of the Transaction are reasonable in the circumstances. The Special Committee unanimously recommended the Transaction to the board of directors of the Company (the "Board"). The Board received the recommendations and findings of the Special Committee and, Mr. Jonathan Comerford and Mr. Brett Desmond having declared conflicts of interest and not attending any part of any meeting where the Transaction was discussed and not voting on the Transaction, unanimously approved the Transaction.

The Related Investor is an insider and a related party of Mountain Province. The Transaction therefore constitutes a "related party transaction" within the meaning of MI 61-101.

The  Company  is  relying  on  the  exemption  from  the  MI  61-101  formal  valuation  requirements  provided  under  section  5.5(c)  of  MI  61-101  as  the  Transaction  is  a  distribution  of  securities  of  the  Company  to  a  related  party  for  cash  consideration  and  (i)  neither the Company nor, to the knowledge of the Company after reasonable inquiry, the Related  Investor  has  knowledge  of  any  material  information  concerning  the  Company  or  its  securities that has not been generally disclosed, and (ii) completion of the Transaction will have no effect on the direct or indirect voting interest of the Related Investor.

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. The Gahcho Kué Joint Venture consists of several kimberlites that are actively being mined, developed, and explored for future development. The Company also controls over 113,000 hectares of highly prospective mineral claims and leases surrounding the Gahcho Kué Mine that include an Indicated mineral resource for the Kelvin kimberlite and Inferred mineral resources for the Faraday kimberlites. Kelvin is estimated to contain 13.62 million carats (Mct) in 8.50 million tonnes (Mt) at a grade of 1.60 carats/tonne and value of US$63/carat. Faraday 2 is estimated to contain 5.45Mct in 2.07Mt at a grade of 2.63 carats/tonne and value of US$140/ct. Faraday 1-3 is estimated to contain 1.90Mct in 1.87Mt at a grade of 1.04 carats/tonne and value of US$75/carat. All resource estimations are based on a 1mm diamond size bottom cut-off.

For further information on Mountain Province Diamonds and to receive news releases by email, visit the Company's website at www.mountainprovince.com.

Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to the ability to negotiate and enter into binding documentation for the Transaction, the ability to obtain necessary approvals for the Transaction, the ability to complete the Transaction on the expected timeline or at all, operational hazards, including possible disruption due to pandemic such as COVID-19, its impact on travel, self- isolation protocols and business and operations, estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations. Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include the negotiating stances taking by the parties with respect to the Transaction, the ability to obtain approval of regulators, parties and shareholders, as may be required, on conditions acceptable to the parties, the development of operation hazards which could arise in relation to COVID-19, including, but not limited to protocols which may be adopted to reduce the spread of COVID-19 and any impact of such protocols on Mountain Province's business and operations, variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements. Mountain Province cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Further, Mountain Province may make changes to its business plans that could affect its results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the Company's debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

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SOURCE Mountain Province Diamonds Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2022/12/c3449.html

%CIK: 0001004530

For further information: Mark Wall, President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com; Matthew MacPhail, Chief Technical Officer, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 19:30e 12-DEC-22